                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                    Sunrise International Leasing Corporation
                    -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   86769K-10-5
                                   -----------
                                 (CUSIP Number)


                                  Peter J. King
                       c/o The King Management Corporation
                        5500 Wayzata Boulevard, Suite 750
                          Minneapolis, Minnesota 55416
                                 (612) 593-0051
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 8, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
CUSP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
         Peter J. King
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     4,873,303
                              --------------------------------------------------
                              8)   SHARED VOTING POWER
NUMBER OF                            -0-
SHARES BENEFICIALLY           --------------------------------------------------
OWNED BY EACH                 9)   SOLE DISPOSITIVE POWER
REPORTING PERSON                     2,324,482
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                     -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,873,303

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             60.5%

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
             IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
         The King Management Corporation

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [ ]
         (b)   [X]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     615,000
                              --------------------------------------------------
                              8)   SHARED VOTING POWER
NUMBER OF                            -0-
SHARES BENEFICIALLY           --------------------------------------------------
OWNED BY EACH                 9)   SOLE DISPOSITIVE POWER
REPORTING PERSON                     1,015,818
WITH                          --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                     -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,015,818
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.0% (3)

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
         Stephen D. Higgins

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [ ]
         (b)   [X]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     340,358
                              --------------------------------------------------
                              8)   SHARED VOTING POWER
NUMBER OF                            -0-
SHARES BENEFICIALLY           --------------------------------------------------
OWNED BY EACH                 9)   SOLE DISPOSITIVE POWER
REPORTING PERSON                     2,889,179
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                     -0-

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,889,179

--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [X] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  39.8% (3)

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 2, 1999 (the "Original Statement") filed by and on behalf of Peter J. King, The King Management Corporation ("King Management") and Stephen D. Higgins, individually and as trustee under each of the William
B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), with respect to the common stock, par value $.01 per share ("the "Common Stock") of Sunrise International Leasing Corporation, a Delaware corporation ("Sunrise"). Peter
J. King, King Management and Stephen D. Higgins are sometimes collectively referred to herein as the "Reporting Persons."

     Except as set forth below, there are no changes to the information in the Original Statement. All terms used, but not defined, in this Amendment No. 1 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

     Item 4 of the Original Statement is supplemented in the following manner:

     On September 8, 1999, Peter J. King presented a non-binding proposal (the "Proposal") to the Board of Directors of Sunrise to acquire all of the outstanding shares of Common Stock of Sunrise, other than shares owned or controlled by Mr. King, King Management, the RSK Trust or the WBK Trust. Mr. King, King Management, the RSK Trust and the WBK Trust expect to contribute their shares of Common Stock to an entity formed solely for purposes of the transaction ("Acquisition Entity"). The structure and terms of any proposed transaction between the Acquisition Entity and Sunrise are expected to be determined through negotiations between the Acquisition Entity and a Special Committee to be formed by Sunrise's Board of Directors to evaluate the Proposal. The Proposal is subject to, among other things, the determination of the price and structure of the transaction and the execution of a definitive acquisition agreement. Until execution of a definitive agreement, Mr. King, King Management, the RSK Trust and the WBK Trust retain the right to terminate negotiations for any reason.

       In the event a transaction were to be consummated, it would be expected that shortly thereafter, the registration of Sunrise's Common Stock under the Securities Exchange Act of 1934, as amended, would be terminated and would cease to be reported on the Nasdaq National Market. In addition, it is anticipated that if a transaction were consummated the composition of the board of directors of Sunrise would change. However, the Reporting Persons are not certain at this time who would serve as members of the board of directors of Sunrise after any such transaction.

     On September 8, 1999, Sunrise issued a press release in which it confirmed receipt of the Proposal. A copy of this press release is attached hereto as
Exhibit 12. A copy of the Proposal is attached hereto as Exhibit 13.

     Except as otherwise provided in this Item 4 and other than as to matters that Mr. King, as Chief Executive Officer and Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

          - the acquisition by any person of additional securities of Sunrise or the disposition of securities of Sunrise;

          - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sunrise;

          -    a sale or transfer of a material amount of assets of Sunrise;

          - any change in the present board of directors or management of Sunrise, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          - any material change in the present capitalization or dividend policy of Sunrise;

          - any other material change in Sunrise's business or corporate structure;

          - changes in Sunrise's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sunrise by any person;

          - causing a class of securities of Sunrise to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          - a class of equity securities of Sunrise becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

          -    any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original Statement is supplemented in the following manner:

     (a) As of September 8, 1999, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 7,262,753 shares outstanding, as set forth in Sunrise's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999):

         1. Peter J. King beneficially owned 4,873,303 shares (60.5% of the Common Stock). Mr. King has sole voting power with respect to 4,873,303 shares and sole dispositive power with respect to 2,324,482 shares. Pursuant to the Voting Trust Agreement dated as of May 27, 1998 among Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Retained Annuity Trust for the benefit of Peter J. King (the "Voting Trust Agreement"), Mr. King has sole voting power with respect to an aggregate of 3,466,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 4,873,303 shares of Common Stock of which Mr. King has sole voting power are: (a) 615,000 shares of Common Stock held by King Management outside the Voting Trust Agreement; and (b) an aggregate of 791,506 shares of

Common Stock issuable pursuant to outstanding options held by Mr. King that are fully exercisable.

         Mr. King has sole dispositive power with respect to 2,324,482 shares of Common Stock. The 2,324,482 shares of Common Stock include: (a) 517,158 shares of Common Stock held by Mr. King individually; (b) 541,506 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise on June 18, 1997 and is fully exercisable; (c) 250,000 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise effective as of June 23, 1998 and is fully exercisable; and (d) an aggregate of 1,015,818 shares of Common Stock held by King Management, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. The shares deemed beneficially owned by Mr. King do not include an option to purchase 400,000 shares of Common Stock that was granted by Sunrise to Mr. King effective on June 23, 1998 and is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs, this option will become immediately exercisable on June 23, 2004.

         2. Stephen D. Higgins beneficially owned 2,889,179 shares (39.8% of the Common Stock). Mr. Higgins has sole voting power with respect to 340,358 shares and sole dispositive power with respect to 2,889,179 shares. Mr. Higgins owns 5,029 shares of Common Stock directly (less than 1% of the Common Stock), and has the sole power to vote and dispose of such shares. In addition, Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which collectively own 2,884,150 shares of Common Stock (39.7% of the Common Stock). Of these shares, 1,262,382 shares of Common Stock (17.4% of the Common Stock) are held by the RSK Trust, and 1,621,768 shares of Common Stock (22.3% of the Common Stock) are held by the WBK Trust. Mr. Higgins has the sole power to dispose of all shares of Common Stock held by the WBK Trust and the RSK Trust in his capacity as co-trustee of each trust. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter J. King. William B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter J. King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins. Pursuant to the Voting Trust Agreement, Mr. Higgins delegated all of his power to vote the shares of Common Stock held by the RSK Trust and 1,286,439 shares of Common Stock held by the WBK Trust to Peter King. Mr. Higgins retains sole voting power with respect to the 335,329 shares of Common Stock held by the WBK Trust which were not deposited into the voting trust.

         3. King Management beneficially owned 1,015,818 shares (14.0% of the Common Stock). King Management has sole voting power with respect to 615,000 shares and sole dispositive power with respect to 1,015,818 shares. Pursuant to the Voting Trust Agreement, Peter J. King has sole voting power with respect to, among other shares, 400,818 shares of Common Stock, the voting trust certificates of which are currently held by King Management. King Management has sole voting power with respect to 615,000 shares of Common Stock held outside the Voting Trust Agreement and sole dispositive power with respect to all 1,015,818 shares of Common Stock held by King Management.

         4. The Reporting Persons beneficially owned an aggregate of 5,213,661 shares (64.8% of the Common Stock). Peter King, King Management, the WBK Trust and the RSK Trust beneficially owned an aggregate of 5,208,632 shares (64.7% of the Common Stock).

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) Except for the presentation by Mr. King to Sunrise's Board of Directors of the Proposal, other than shares owned or controlled by Mr. King, none of the Reporting Persons has effected any transactions in the Common Stock of Sunrise during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Original Statement is supplemented in the following manner:

     As described under "Item 4. Purpose of Transaction," on September 8, 1999, Peter J. King presented a non-binding proposal to the Board of Directors of Sunrise to acquire all of the outstanding shares of Sunrise, other than shares owned or controlled by the Reporting Persons. The structure and terms of any proposed transaction between the Reporting Persons and Sunrise are expected to be determined through negotiations between the Reporting Persons and a Special Committee to be formed by Sunrise's Board of Directors to evaluate the Proposal. The Proposal is subject to, among other things, the determination of the price and structure of the transaction and the execution of a definitive acquisition agreement. Until execution of a definitive agreement, the Reporting Persons retain the right to terminate negotiations for any reason. See "Item 4. Purpose of Transaction" for more detail.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Information concerning directors and executive officers of The King Management Corporation (incorporated by reference to
                                    Exhibit 1 contained in the Schedule 13D
                                    dated March 2, 1999 filed by Peter J.

                                    King, The King Management Corporation and
                                    Stephen D. Higgins).

         Exhibit 2 Shareholders Agreement dated as of February 13, 1995 among Sunrise Leasing Corporation, Peter J. King, Stephen D. Higgins, as Trustee under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King, Stephen D. Higgins, as Trustee under the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King and each of the other ILC shareholders listed on
                                    Schedule 1 thereto (incorporated by
                                    reference to Exhibit B contained in Schedule
                                    13D dated February 13, 1995 filed by Peter
                                    J. King (File No. 5-42174)).

         Exhibit 3 Appointment of Proxy dated September 26, 1996, by William B. King and Stephen D. Higgins, as Trustees under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (incorporated by reference to Exhibit F contained in Amendment No. 1 to Schedule 13D dated May 1, 1996 filed by Peter J. King (File No. 5-42174)

         Exhibit 4 Stock Option Agreement dated June 18, 1997 executed by Sunrise International Leasing Corporation in favor of Peter J. King (incorporated by reference to Exhibit 10.2 contained in Sunrise International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).

         Exhibit 5 Stock Option Agreement dated June 18, 1997 executed by Sunrise International Leasing Corporation in favor of Peter J. King (incorporated by reference to Exhibit 10.3 contained in Sunrise International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).

         Exhibit 6 Delegation of Trustee Powers dated September 10, 1997 by the Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King to Stephen D. Higgins (incorporated by reference to Exhibit 6 contained in the Schedule 13D dated March 2, 1999 filed by Peter J. King, The King Management Corporation and Stephen D. Higgins).

         Exhibit 7 Voting Trust Agreement dated as of May 27, 1998 among Peter J. King, The King Management Corporation, the William B. King Stock Trust, the Russell S. King Stock Trust and the Peter J. King 1996 Grantor Retained Annuity Trust (incorporated by reference to Exhibit 1 contained in Amendment No. 5 to
                                    Schedule 13D dated May 28, 1998 filed by
                                    Peter J. King (File No. 5-42174).

         Exhibit 8 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King (incorporated by reference to
                                    Exhibit 1 contained in Amendment No. 7 to
                                    Schedule 13D dated September 18, 1998 filed by Peter J. King (File No. 5-42174).

         Exhibit 9 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King (incorporated by reference to
                                    Exhibit 2 contained in Amendment No. 7 to
                                    Schedule 13D dated September 18, 1998 filed by Peter J. King (File No. 5-42174).

         Exhibit 10 Purchase and Sale Agreement dated March 2, 1999 among Heartland Advisors, Inc., in its capacity as investment advisor for and on behalf of the Heartland Value Fund, and The King Management Corporation (incorporated by reference to Exhibit 10 contained in the
                                    Schedule 13D dated March 2, 1999 filed by
                                    Peter J. King, The King Management
                                    Corporation and Stephen D. Higgins).

         Exhibit 11                 Agreement among Peter J. King, Stephen D.
                                    Higgins and The King Management Corporation
                                    (incorporated by reference to Exhibit 11 contained in the Schedule 13D dated March 2, 1999 filed by Peter J. King, The King Management Corporation and Stephen D. Higgins).

         Exhibit 12 Press Release by Sunrise International Leasing Corporation dated September 8, 1999 (filed herewith).

         Exhibit 13 Proposal Letter dated September 8, 1999 from Peter J. King to the Board of Directors of Sunrise International Leasing Corporation (filed herewith).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 1999                         /s/ Peter J. King
                                          --------------------------------------
                                          Peter J. King


                                          THE KING MANAGEMENT CORPORATION


                                          By:      /s/ Peter J. King
                                             -----------------------------------
                                                   Peter J. King
                                                   Chief Executive Officer


                                          /s/ Stephen D. Higgins
                                          --------------------------------------
                                          Stephen D. Higgins

                                  EXHIBIT INDEX


   Exhibit                            Description                                       Method of Filing
     No.                              -----------                                       ----------------
  --------
      1        Information concerning directors and executive                   Incorporated by reference to Exhibit 1
                officers of The King Management Corporation...................  contained in the Schedule 13D dated
                                                                                March 2, 1999 filed by Peter J. King,
                                                                                The King Management Corporation and
                                                                                Stephen D. Higgins

      2        Shareholders Agreement dated as of February 13, 1995 among
               Sunrise Leasing Corporation, Peter J. King, Stephen D.
               Higgins, as Trustee under the William B. King Stock Trust
               dated November 21, 1989 for the benefit of William B. King,
               Stephen D. Higgins, as Trustee under the Russell S. King Stock
               Trust dated November 11, 1989 for the benefit of Russell S.
               King and each of the other ILC shareholders listed on Schedule   Incorporated by reference to Exhibit
               1 thereto (incorporated by reference to Exhibit B contained in   B contained in Schedule 13D dated
               Schedule 13D dated February 13, 1995 filed by Peter J. King      February 13, 1995 filed by Peter J.
               (File No. 5-42174))............................................  King (File No. 5-42174)

      3        Appointment of Proxy dated September 26, 1996, by William B.     Incorporated by reference to Exhibit
               King and Stephen D. Higgins, as Trustees under the William B.    F contained in Amendment No. 1 to
               King Stock Trust dated November 21, 1989 for the benefit of      Schedule 13D dated May 1, 1996 filed
               William B. King................................................  by Peter J. King (File No. 5-42174)

      4        Stock Option Agreement dated June 18, 1997 executed by Sunrise   Incorporated by reference to Exhibit
               International Leasing Corporation in favor of Peter J. King....  10.2 contained in Sunrise
                                                                                International Leasing Corporation's
                                                                                Quarterly Report on Form 10-Q for the
                                                                                quarter ended December 31, 1997 (File
                                                                                No. 0-19516)


                                  Page 12 of 14


      5        Stock Option Agreement dated June 18, 1997 executed by Sunrise   Incorporated by reference to Exhibit
               International Leasing Corporation in favor of Peter J. King....  10.3 contained in Sunrise
                                                                                International Leasing Corporation's
                                                                                Quarterly Report on Form 10-Q for the
                                                                                quarter ended December 31, 1997 (File
                                                                                No. 0-19516)

      6        Delegation of Trustee Powers dated September 10, 1997 by the     Incorporated by reference to Exhibit
               Russell S. King Stock Trust UA dated November 11, 1989 for the   6 contained in the Schedule 13D dated
               benefit of Russell S. King to Stephen D. Higgins (filed          March 2, 1999 filed by Peter J. King,
               herewith)......................................................  The King Management Corporation and
                                                                                Stephen D. Higgins

      7        Voting Trust Agreement dated as of May 27, 1998 among Peter J.   Incorporated by reference to Exhibit
               King, The King Management Corporation, the William B. King       1 contained in Amendment No. 5 to
               Stock Trust, the Russell S. King Stock Trust and the Peter J.    Schedule 13D dated May 28, 1998 filed
               King 1996 Grantor Retained Annuity Trust.......................  by Peter J. King (File No. 5-42174).

      8        Stock Option Agreement effective as of June 23, 1998 executed    Incorporated by reference to Exhibit
               by the Company in favor of Peter J. King.......................  1 contained in Amendment No. 7 to
                                                                                Schedule 13D dated September 18, 1998
                                                                                filed by Peter J. King (File No.
                                                                                5-42174)

      9        Stock Option Agreement effective as of June 23, 1998 executed    Incorporated by reference to Exhibit
               by the Company in favor of Peter J. King.......................  2 contained in Amendment No. 7 to
                                                                                Schedule 13D dated September 18, 1998
                                                                                filed by Peter J. King (File No.
                                                                                5-42174)

     10        Purchase and Sale Agreement dated March 2, 1999 among            Incorporated by reference to Exhibit
               Heartland Advisors, Inc., in its capacity as investment          10 contained in the Schedule 13D
               advisor for and on behalf of the Heartland Value Fund, and The   dated March 2, 1999 filed by Peter J.
               King Management Corporation....................................  King, The King Management Corporation
                                                                                and Stephen D. Higgins



                                  Page 13 of 14


     11        Agreement among Peter J. King, Stephen D. Higgins and The King   Incorporated by reference to Exhibit
               Management Corporation.........................................  11 contained in the Schedule 13D dated March 2, 1999 filed by Peter J.
                                                                                King, The King Management Corporation
                                                                                and Stephen D. Higgins

     12        Press Release by Sunrise International Leasing Corporation
               dated September 8, 1999........................................  Filed herewith electronically

     13        Proposal Letter dated September 8, 1999 from Peter J. King to the Board of Directors of Sunrise International
               Leasing Corporation ...........................................  Filed herewith electronically




                                  Page 14 of 14